NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS
SECOND QUARTER 2023 RESULTS

•Delivered strong Q2'23 financial performance with revenue and operating income margin meeting high end of outlook range

•Revenue of $1.06 billion increased 3% as reported, 11% net of Italy commercial services sale, driven by strong key performance indicators and player demand trends

•Operating income rose 10% to $251 million; 24% operating income margin up 150 basis points on margin expansion across segments

•Adjusted EBITDA up 8% to $443 million; adjusted EBITDA margin increased 190 basis points to 42%

•Raising full-year 2023 revenue and profit outlook on strong first-half 2023 performance

LONDON – August 1, 2023 – International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the second quarter ended June 30, 2023. Today, at 8:00 a.m. EDT, management will host a conference call and webcast to present the results; access details are provided below.

“Our second-quarter and first-half results reflect solid revenue and profit momentum across all business segments,” said Vince Sadusky, CEO of IGT. “We achieved the high end of our outlook by executing key strategic initiatives and growing demand for IGT’s compelling content and solutions. We are solidly on track to deliver on our 2025 objectives and remain focused on unlocking the intrinsic value of IGT’s market-leading businesses.”

“Our year-to-date performance showcases the strong cash generation of the business. We have a solid foundation to build from as we continue to invest in our growth objectives, further reduce debt, and return capital to shareholders,” said Max Chiara, CFO of IGT. “Based on our first-half results, we are confidently raising our full-year 2023 revenue and operating margin outlook."

Overview of Consolidated Second Quarter 2023 Results

	Quarter Ended		Y/Y Change	Constant Currency Change
	June 30,
	2023	2022
($ in millions)
GAAP Financials:
Revenue
Global Lottery	624	648	(4)%	(5)%
Global Gaming	373	330	13%	14%
PlayDigital	59	43	38%	39%
Total revenue	1,055	1,021	3%	3%

Operating income (loss)
Global Lottery	229	230	—%	(2)%
Global Gaming	71	57	25%	25%
PlayDigital	18	8	125%	132%
Corporate support expense	(30)	(29)	(4)%	(4)%
Other(1)	(38)	(39)	2%	2%
Total operating income	251	228	10%	9%
Operating income margin	23.8%	22.3%

Earnings per share - diluted	$0.23	$(0.02)	NA

Net cash provided by operating activities	34	196	(83)%

Cash and cash equivalents	461	673	(32)%

Non-GAAP Financial Measures:
Adjusted EBITDA
Global Lottery	332	330	1%	(1)%
Global Gaming	112	87	28%	29%
PlayDigital	22	12	78%	82%
Corporate support expense	(22)	(20)	(10)%	(10)%
Total Adjusted EBITDA	443	409	8%	7%
Adjusted EBITDA margin	42.0%	40.1%

Adjusted earnings per share - diluted	$0.45	$0.57	(21)%

Free cash flow	(72)	117	NA

Adjusted free cash flow	136	117	16%

Net debt	5,355	5,722	(6)%

(1) Primarily includes purchase price amortization
Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release

Key Highlights:
•Secured 10-year brand licensing extension with Sony Pictures Television granting IGT exclusive rights to the legendary Wheel of Fortune® brand across Gaming, Lottery, iGaming, and iLottery as well as non-exclusive rights to distribute Wheel of Fortune content for free-to-play social casinos
•Awarded 20-year license, as part of a consortium, to operate certain lottery games for Minas Gerais State Lottery in Brazil; executed 10-year contracts in Malta for lottery technology and instant ticket printing; won eight-year iLottery contract in Connecticut; executed four-year transition agreement in Belgium and contract extension in Costa Rica
•Executed agreement to deploy IGT's award-winning IGT ADVANTAGE™ system at the Rio Hotel & Casino
•Launched Mystery of the Lamp™ on new PeakCurve™49 cabinet
•Launched first-ever omnichannel Wheel of Fortune jackpot game in the U.S. and exclusively digital MegaJackpots™ games in Alberta and expanded omnichannel Powerbucks™ games to Alberta, building on success in other Canadian provinces
•Named "Sportsbook Supplier of the Year" at 2023 SBC Awards North America
•Won "Diversity and Inclusion" category at 2023 Women in Gaming (WIG) Diversity & Employee Wellbeing Awards

Financial Highlights:
Consolidated revenue grew 3% to $1.06 billion, up from $1.02 billion in the prior year; net of the Italy commercial services sale in September 2022, revenue increased 11%
•Global Lottery revenue of $624 million was down 4% year-over-year; net of the Italy commercial services sale, revenue rose 8% on strong same-store sales in Italy, execution of a multi-year software licensing agreement for a lottery central management system, and higher LMA incentives
•Global Gaming revenue of $373 million, up 13% from $330 million in the prior year, on record U.S. & Canada unit shipments for a second quarter period, higher global average selling prices, growth in the installed base across geographies, and robust system sales
•PlayDigital revenue increased 38% to $59 million, up from $43 million in the prior year, primarily driven by strong player demand trends and contributions from the iSoftBet acquisition
Operating income of $251 million increased 10% from $228 million in the prior year; operating income margin expanded 150 basis points to 24%
•Global Lottery operating income of $229 million was in line with the prior year despite the sale of Italy commercial services business; operating income margin increased 120 basis points on strong Italy same-store sales, high-margin software license, and LMA incentives
•Global Gaming operating income rose 25% to $71 million; operating income margin expanded 190 basis points to 19% on strong operating leverage
•PlayDigital operating income more than doubled to $18 million; operating income margin improved 1,200 basis points to 31% on strong gross margin expansion and despite higher investments in research and development and talent
•Corporate support and other expense of $68 million was stable with the prior year

Adjusted EBITDA of $443 million, compared to $409 million in the prior-year period, on higher operating income and depreciation and amortization; Adjusted EBITDA margin increased to 42% from 40% in the prior year on improved margins across operating segments

Net interest expense of $71 million, compared to $75 million in the prior year, primarily driven by lower average debt balances
Foreign exchange loss of $5 million, compared to foreign exchange gain of $19 million in the prior year, primarily reflecting the non-cash impact of fluctuations in the EUR/USD exchange rate on debt

Other non-operating income, net of $2 million, versus other non-operating expense, net of $150 million in the prior year, driven by an accrual related to the DDI/Benson matter in the prior-year period

Income tax provision of $86 million, compared to a benefit of $11 million in the prior year, primarily driven by higher pre-tax income; pre-tax income in the prior year was impacted by accrual for the DDI/Benson matter

Net income of $90 million versus $34 million in the prior-year period

Diluted earnings per share of $0.23, versus diluted loss per share of $0.02 in the prior year, primarily reflects $150 million in non-operating expense in the prior year related to the DDI/Benson matter that has since been settled; Adjusted diluted earnings per share of $0.45 versus $0.57 primarily due to a higher quarterly effective tax rate

Net debt of $5.4 billion compared to $5.2 billion at December 31, 2022; Net debt leverage of 3.1x, in line with 3.1x at December 31, 2022

Cash and Liquidity Update
Total liquidity of $1.8 billion as of June 30, 2023; $0.5 billion in unrestricted cash and $1.4 billion in additional borrowing capacity from undrawn credit facilities

Other Developments
On June 8, 2023, the Company announced its Board of Directors is exploring strategic alternatives for the Global Gaming and PlayDigital segments with the goal of unlocking the full value of the portfolio

The Company's Board of Directors declared a quarterly cash dividend of $0.20 per common share
•Ex-dividend date of August 14, 2023
•Record date of August 15, 2023
•Payment date of August 29, 2023

Paid $220M in final settlement of the DDI/Benson matter in the second quarter, in addition to $50 million paid to escrow in the fourth quarter of 2022; full-year 2023 after-tax impact estimated at ~$170 million

Introducing Third Quarter 2023 Expectations; Raising Full-Year 2023 Outlook
Third Quarter
•Revenue of approximately $1.0 billion
•Operating income margin of 22% - 23%

Full Year
•Revenue of $4.2 billion - $4.3 billion
•Operating income margin of ~23%
•Cash from operations of $900 million - $1,000 million
•Capital expenditures of $400 million - $450 million

Earnings Conference Call and Webcast
August 1, 2023, at 8:00 a.m. EDT

To register to participate in the conference call, or to listen to the live audio webcast, please visit the "Events Calendar" on IGT’s Investor Relations website at www.IGT.com. A replay will be available on the website following the live event.

Comparability of Results
All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items.

Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2023 are calculated using the same foreign exchange rates as the corresponding 2022 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. Amounts reported in millions are computed based on amounts in thousands. As a result, the sum of the components may not equal the total amount reported in millions due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

About IGT
IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 10,500 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, transactions, trends, events, dividends, results of operations, and/or financial condition or measures, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall," “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2022 and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Non-GAAP Financial Measures
Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Adjusted EBITDA represents net income (loss) (a GAAP measure) before income taxes, interest expense, foreign exchange gain (loss), net, other non-operating expenses, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items.

Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., DDI / Benson Matter provision, gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents. Cash and cash equivalents are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet.

Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that Net debt leverage is a useful measure to assess IGT's financial strength and ability to incur incremental indebtedness when making key investment decisions.

Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures (a component of investing cash flows) and payments on license obligations (a component of financing cash flows). Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders.

Adjusted free cash flow is a non-GAAP financial measure that represents free cash flow excluding the net of tax cash payments in connection with material litigation (e.g. DDI / Benson Matter). To enhance investor understanding of the Company’s performance in comparison with the prior year, the Company excluded the net of cash impacts related to the settlement of the DDI / Benson Matter. Management believes adjusted free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s performance.

Constant currency is a non-GAAP financial measure that expresses current financial data using the prior-year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates.

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

Contact:
Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
Francesco Luti, +39 06 5189 9184; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190

Select Performance and KPI data: ($ in millions, unless otherwise noted)

				Constant		Sequential
	Q2'23	Q2'22		Currency		Change as
GLOBAL LOTTERY			Y/Y Change	Change(1)	Q1'23	Reported
Revenue
Service
Operating and facilities management contracts	623	581	7%	6%	637	(2)%
Upfront license fee amortization	(47)	(46)	(3)%	—%	(47)	(1)%
Operating and facilities management contracts, net	576	535	8%	6%	590	(2)%
Other	13	85	(85)%	(85)%	12	2%
Total service revenue	588	621	(5)%	(6)%	602	(2)%

Product sales	35	27	30%	27%	22	61%
Total revenue	624	648	(4)%	(5)%	624	—%

Operating income	229	230	—%	(2)%	240	(4)%
Adjusted EBITDA(1)	332	330	1%	(1)%	339	(2)%

Global same-store sales growth (%)
Instant ticket & draw games	2.3%	(8.6%)			4.8%
Multi-jurisdiction jackpots	(5.3%)	10.8%			48.2%
Total	1.8%	(7.4%)			8.0%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games	0.8%	(5.6%)			3.2%
Multi-jurisdiction jackpots	(5.3%)	10.8%			48.2%
Total	0.2%	(4.2%)			7.4%

Italy same-store sales growth (%)
Instant ticket & draw games	8.0%	(17.5%)			10.3%

(1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

				Constant		Sequential
	Q2'23	Q2'22		Currency		Change as
GLOBAL GAMING			Y/Y Change	Change(1)	Q1'23	Reported
Revenue
Service
Terminal	128	123	4%	7%	129	(1)%
Systems, software, and other	59	56	6%	7%	60	—%
Total service revenue	188	179	5%	7%	189	(1)%

Product sales
Terminal	139	108	30%	30%	135	3%
Other	45	44	4%	5%	57	(21)%
Total product sales revenue	185	151	22%	23%	192	(4)%
Total revenue	373	330	13%	14%	381	(2)%

Operating income	71	57	25%	25%	69	3%
Adjusted EBITDA(1)	112	87	28%	29%	111	1%

Installed base units
Casino	51,304	46,765	10%		50,030
Casino - L/T lease(2)	851	1,133	(25)%		872
Total installed base units	52,155	47,898	9%		50,902

Installed base units (by geography)
US & Canada	33,554	32,270	4%		33,175
Rest of world	18,601	15,628	19%		17,727
Total installed base units	52,155	47,898	9%		50,902

Yields (by geography)(3), in absolute $
US & Canada	$41.89	$42.64	(2)%		$42.36
Rest of world	$7.44	$6.20	20%		$7.41
Total yields	$29.56	$30.55	(3)%		$30.13

Global machine units sold
New/expansion	1,061	818	30%		1,012
Replacement	7,208	6,378	13%		7,260
Total machine units sold	8,269	7,196	15%		8,272

US & Canada machine units sold
New/expansion	1,046	469	123%		892
Replacement	5,278	4,580	15%		5,642
Total machine units sold	6,324	5,049	25%		6,534

(1) Non-GAAP measures; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details
(2) Excluded from yield calculations due to treatment as sales-type leases
(3) Excludes Casino L/T lease units due to treatment as sales-type leases

				Constant		Sequential
	Q2'23	Q2'22		Currency		Change as
GLOBAL GAMING (Continued)			Y/Y Change	Change(1)	Q1'23	Reported
Rest of world machine units sold
New/expansion	15	349	(96)%		120
Replacement	1,930	1,798	7%		1,618
Total machine units sold	1,945	2,147	(9)%		1,738

Average Selling Price (ASP), in absolute $
US & Canada	$16,700	$15,200	10%		$16,000
Rest of world	$16,000	$13,400	19%		$15,400
Total ASP	$16,500	$14,600	13%		$15,900

(1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

				Constant		Sequential
	Q2'23	Q2'22		Currency		Change as
PLAYDIGITAL			Y/Y Change	Change(1)	Q1'23	Reported
Revenue
Service	59	43	38%	40%	55	8%
Product sales	—	—	(78)%	(78)%	—	(74)%
Total revenue	59	43	38%	39%	55	8%

Operating income	18	8	125%	132%	14	30%
Adjusted EBITDA(1)	22	12	78%	82%	18	23%

CONSOLIDATED
Revenue (by geography)
US & Canada	650	585	11%	11%	666	(2)%
Italy	240	288	(16)%	(19)%	243	(1)%
Rest of world	164	148	11%	12%	151	9%
Total revenue	1,055	1,021	3%	3%	1,060	—%

(1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

International Game Technology PLC
Consolidated Statements of Operations
($ in millions and shares in thousands, except per share amounts)
Unaudited

	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Service revenue	835	842	1,681	1,688
Product sales	220	179	435	384
Total revenue	1,055	1,021	2,116	2,072

Cost of services	402	420	800	848
Cost of product sales	131	117	258	239
Selling, general and administrative	211	195	428	388
Research and development	60	60	122	117
Other operating expense	—	1	—	1
Total operating expenses	805	793	1,610	1,592

Operating income	251	228	506	480

Interest expense, net	71	75	141	151
Foreign exchange loss (gain), net	5	(19)	32	(22)
Other non-operating (income) expense, net	(2)	150	2	147
Total non-operating expenses	75	205	176	276
Income before provision for (benefit from) income taxes	176	22	330	204
Provision for (benefit from) income taxes	86	(11)	173	53
Net income	90	34	157	151
Less: Net income attributable to non-controlling interests	44	38	88	76
Net income (loss) attributable to IGT PLC	46	(4)	69	75

Net income (loss) attributable to IGT PLC per common share - basic	0.23	(0.02)	0.35	0.37
Net income (loss) attributable to IGT PLC per common share - diluted	0.23	(0.02)	0.34	0.37
Weighted-average shares - basic	200,079	202,696	199,882	203,217
Weighted-average shares - diluted	202,626	202,696	202,163	204,613

International Game Technology PLC
Consolidated Balance Sheets
($ in millions)
Unaudited

	June 30,	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	461	590
Restricted cash and cash equivalents	138	150
Trade and other receivables, net	662	670
Inventories, net	316	254
Other current assets	492	467
Total current assets	2,069	2,131
Systems, equipment and other assets related to contracts, net	918	899
Property, plant and equipment, net	116	118
Operating lease right-of-use assets	240	254
Goodwill	4,493	4,482
Intangible assets, net	1,616	1,375
Other non-current assets	1,062	1,174
Total non-current assets	8,445	8,302
Total assets	10,514	10,433

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	717	731
Current portion of long-term debt	217	61
Short term borrowings	3	—
DDI / Benson Matter provision	—	220
Other current liabilities	842	837
Total current liabilities	1,779	1,848
Long-term debt, less current portion	5,596	5,690
Deferred income taxes	362	305
Operating lease liabilities	226	239
Other non-current liabilities	650	372
Total non-current liabilities	6,834	6,607
Total liabilities	8,613	8,454
Commitments and contingencies
IGT PLC’s shareholders’ equity	1,427	1,429
Non-controlling interests	473	550
Shareholders’ equity	1,900	1,979
Total liabilities and shareholders’ equity	10,514	10,433

International Game Technology PLC
Consolidated Statements of Cash Flows
($ in millions)
Unaudited
	For the three months ended		For the six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Cash flows from operating activities
Net income	90	34	157	151
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	74	74	151	148
Amortization	54	46	110	94
Amortization of upfront license fees	50	48	100	100
Deferred income taxes	28	(40)	55	(31)
Stock-based compensation	12	12	23	22
Foreign exchange loss (gain), net	5	(19)	32	(22)
Amortization of debt issuance costs	3	4	6	8
DDI / Benson Matter provision	—	150	—	150
Other non-cash items, net	—	(2)	2	(10)
Changes in operating assets and liabilities:
Trade and other receivables	39	102	6	67
Inventories	(25)	(28)	(63)	(53)
Accounts payable	(118)	(154)	(7)	(136)
DDI / Benson Matter provision	(220)	—	(220)	—
Accrued interest payable	15	31	(4)	—
Accrued income taxes	23	(43)	64	6
Other assets and liabilities	3	(19)	(68)	(108)
Net cash provided by operating activities	34	196	345	385

Cash flows from investing activities
Capital expenditures	(99)	(79)	(193)	(153)
Other	—	2	3	13
Net cash used in investing activities	(99)	(78)	(190)	(139)

Cash flows from financing activities
Net (payments of) proceeds from short-term borrowings	(53)	(40)	—	(52)
Net (payments of) receipts from financial liabilities	(14)	(6)	(6)	36
Payments on license obligations	(7)	—	(8)	—
Principal payments on long-term debt	—	—	(462)	—
Net proceeds from Revolving Credit Facilities	81	212	473	245
Repurchases of common stock	—	(15)	—	(54)
Dividends paid	(40)	(41)	(80)	(81)
Dividends paid - non-controlling interests	(61)	(76)	(152)	(173)
Return of capital - non-controlling interests	(36)	(39)	(46)	(49)
Other	(12)	—	(23)	(7)
Net cash used in financing activities	(141)	(4)	(303)	(134)

Net (decrease) increase in cash and cash equivalents and restricted cash and cash equivalents	(206)	115	(149)	111
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(1)	(49)	7	(62)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	805	791	740	808
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	599	858	599	858
Less: Cash and cash equivalents included within assets held for sale	—	58	—	58
Less: Restricted cash and cash equivalents included within assets held for sale	—	57	—	57
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	599	743	599	743

Supplemental Cash Flow Information
Interest paid	58	43	148	150
Income taxes paid	35	71	54	78

International Game Technology PLC
Net Debt
($ in millions)
Unaudited

	June 30,	December 31,
	2023	2022
3.500% Senior Secured Euro Notes due July 2024	121	319
6.500% Senior Secured U.S. Dollar Notes due February 2025	498	697
4.125% Senior Secured U.S. Dollar Notes due April 2026	746	745
3.500% Senior Secured Euro Notes due June 2026	811	796
6.250% Senior Secured U.S. Dollar Notes due January 2027	746	746
2.375% Senior Secured Euro Notes due April 2028	540	530
5.250% Senior Secured U.S. Dollar Notes due January 2029	745	745
Senior Secured Notes	4,209	4,578

Euro Term Loan Facilities due January 2027	861	1,058
Revolving Credit Facility A due July 2027	71	55
Revolving Credit Facility B due July 2027	455	—
Long-term debt, less current portion	5,596	5,690

Euro Term Loan Facilities due January 2027	217	—
5.350% Senior Secured U.S. Dollar Notes due October 2023	—	61
Current portion of long-term debt	217	61

Short-term borrowings	3	—
Total debt	5,816	5,750

Less: Cash and cash equivalents	461	590
Less: Debt issuance costs, net - Revolving Credit Facility B due July 2027	—	9
Net debt	5,355	5,150

Note: Net debt is a non-GAAP financial measure

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the three months ended June 30, 2023
				Business
	Global	Global		Segments	Corporate	Total
	Lottery	Gaming	PlayDigital	Total	and Other	IGT PLC
Net income						90
Provision for income taxes						86
Interest expense, net						71
Foreign exchange loss, net						5
Other non-operating income, net						(2)
Operating income (loss)	229	71	18	319	(68)	251
Depreciation	44	28	3	75	(1)	74
Amortization - service revenue (1)	50	—	—	50	—	50
Amortization - non-purchase accounting	5	11	—	16	1	17
Amortization - purchase accounting	—	—	—	—	38	38
Stock-based compensation	2	2	—	4	8	12
Adjusted EBITDA	332	112	22	465	(22)	443

Cash flows from operating activities						34
Capital expenditures						(99)
Payments on license obligations						(7)
Free Cash Flow						(72)

Payments on DDI / Benson Matter, net of cash tax benefit ($12 million)						208
Adjusted Free Cash Flow						136

				Pre-Tax Impact	Tax Impact (2)(3)	Net Impact
Reported EPS attributable to IGT PLC - diluted						0.23
Adjustments:
Foreign exchange loss, net				0.03	—	0.02
Amortization - purchase accounting				0.19	0.05	0.14
Discrete tax items				—	(0.05)	0.05
Other (non-recurring adjustments)				0.01	—	0.01
Net adjustments						0.22
Adjusted EPS attributable to IGT PLC - diluted (4)						0.45

(1) Includes amortization of upfront license fees
(2) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
(3) The reported effective tax rate was 48.9%. Adjusted for the above items, the effective tax rate was 38.8%
(4) Adjusted EPS was calculated using weighted average shares outstanding of 202.6 million, which includes the dilutive impact of share-based payment awards

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the three months ended June 30, 2022
				Business
	Global	Global		Segments	Corporate	Total
	Lottery	Gaming	PlayDigital	Total	and Other	IGT PLC
Net income						34
Benefit from income taxes						(11)
Interest expense, net						75
Foreign exchange gain, net						(19)
Other non-operating expense, net						150
Operating income (loss)	230	57	8	295	(68)	228
Depreciation	43	27	4	74	—	74
Amortization - service revenue (1)	48	—	—	48	—	48
Amortization - non-purchase accounting	6	1	—	7	1	8
Amortization - purchase accounting	—	—	—	—	39	39
Stock-based compensation	2	1	—	4	8	12
Other	—	—	—	—	1	1
Adjusted EBITDA	330	87	12	429	(20)	409

Cash flows from operating activities						196
Capital expenditures						(79)
Free Cash Flow						117

				Pre-Tax Impact	Tax Impact (2) (3)	Net Impact
Reported EPS attributable to IGT PLC - diluted						(0.02)
Adjustments:
Foreign exchange gain, net				(0.09)	0.04	(0.14)
Amortization - purchase accounting				0.19	0.05	0.14
Discrete tax items				—	(0.02)	0.02
DDI / Benson Matter provision				0.74	0.18	0.56
Net adjustments						0.59
Adjusted EPS attributable to IGT PLC - diluted (4)						0.57

(1) Includes amortization of upfront license fees
(2) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
(3) The reported effective tax rate was (50.8)%. Adjusted for the above items, the effective tax rate was 20.3%
(4) Adjusted EPS was calculated using weighted average shares outstanding of 204.1 million, which includes the dilutive impact of share-based payment awards

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the six months ended June 30, 2023
				Business
	Global	Global		Segments	Corporate	Total
	Lottery	Gaming	PlayDigital	Total	and Other	IGT PLC
Net income						157
Provision for income taxes						173
Interest expense, net						141
Foreign exchange loss, net						32
Other non-operating expense, net						2
Operating income (loss)	469	140	33	642	(136)	506
Depreciation	87	58	6	150	1	151
Amortization - service revenue (1)	99	—	—	100	—	100
Amortization - non-purchase accounting	10	20	—	31	2	32
Amortization - purchase accounting	—	—	—	—	77	77
Stock-based compensation	4	4	—	8	14	23
Adjusted EBITDA	671	223	39	933	(41)	891

Cash flows from operating activities						345
Capital expenditures						(193)
Payments on license obligations						(8)
Free Cash Flow						143

Payments on DDI / Benson Matter, net of cash tax benefit ($12 million)						208
Adjusted Free Cash Flow						351

				Pre-Tax Impact	Tax Impact (2) (3)	Net Impact
Reported EPS attributable to IGT PLC - diluted						0.34
Adjustments:
Foreign exchange loss, net				0.16	(0.02)	0.18
Amortization - purchase accounting				0.38	0.09	0.29
Loss on extinguishment and modifications of debt, net				0.02	—	0.02
Discrete tax items				—	(0.10)	0.10
Other (non-recurring adjustments)				0.01	—	0.01
Net adjustments						0.60
Adjusted EPS attributable to IGT PLC - diluted (4)						0.94

(1) Includes amortization of upfront license fees
(2) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
(3) The reported effective tax rate was 52.5%. Adjusted for the above items, the effective tax rate was 37.5%
(4) Adjusted EPS was calculated using weighted average shares outstanding of 202.2 million, which includes the dilutive impact of share-based payment awards

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the six months ended June 30, 2022
				Business
	Global	Global		Segments	Corporate	Total
	Lottery	Gaming	PlayDigital	Total	and Other	IGT PLC
Net income						151
Provision for income taxes						53
Interest expense, net						151
Foreign exchange gain, net						(22)
Other non-operating expense, net						147
Operating income (loss)	482	108	21	612	(132)	480
Depreciation	87	54	8	148	(1)	148
Amortization - service revenue (1)	100	—	—	100	—	100
Amortization - non-purchase accounting	13	3	—	16	1	17
Amortization - purchase accounting	—	—	—	—	77	77
Stock-based compensation	5	3	—	8	14	22
Other	—	—	—	—	1	1
Adjusted EBITDA	686	168	29	883	(41)	842

Cash flows from operating activities						385
Capital expenditures						(153)
Free Cash Flow						232

				Pre-Tax Impact	Tax Impact (2) (3)	Net Impact
Reported EPS attributable to IGT PLC - diluted						0.37
Adjustments:
Foreign exchange gain, net				(0.11)	0.08	(0.19)
Amortization - purchase accounting				0.37	0.09	0.28
Discrete tax items				—	(0.15)	0.15
DDI / Benson Matter provision				0.73	0.18	0.56
Net adjustments						0.80
Adjusted EPS attributable to IGT PLC - diluted (4)						1.17

(1) Includes amortization of upfront license fees
(2) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
(3) The reported effective tax rate was 26.0%. Adjusted for the above items, the effective tax rate was 22.8%
(4) Adjusted EPS was calculated using weighted average shares outstanding of 204.6 million, which includes the dilutive impact of share-based payment awards